Organigram Reports Third Quarter Fiscal 2021 Results

  Grew gross revenue 51% sequentially to $29.1 million in Q3 2021 from Q2 2021 and 31% from the same prior year period

  Grew net revenue 39% sequentially to $20.3 million in Q3 2021 from Q2 2021 and 13% from the same prior year period

  Grew adult-use recreational net revenue 40% sequentially to $16.8 million in Q3 2021 from Q2 2021 and 10% from the same prior year period

  Launched 84 new stock-keeping units (SKUs) since July 2020 as part of the Company's product portfolio revitalization including two new high potency strains under the higher margin Edison brand in Q3 2021; up to 20 more new SKUs expected before the end of Q4 2021

  SHRED has remained the #1 most-searched brand on the Ontario Cannabis Store website for eight consecutive months1

  Announced Product Development Collaboration ("PDC") agreement with BAT and a strategic investment of $221 million from BAT for 19.9% equity interest in Organigram

  Successfully launched the Centre of Excellence ("CoE") at the Company's licensed Moncton facility to focus on developing the next generation of derivative cannabis products per the PDC agreement

  Acquired The Edibles and Infusions Corporation, a Winnipeg-based licensed manufacturer of cannabis-infused soft chews and candy; first soft chew products currently expected to be available in certain retail stores in early August

  Repaid all balances under the credit facility agreement for annual interest savings of $2.7 million2

  Expect sequentially higher revenue and improved adjusted gross margins in Q4 2021 (from Q3 2021)

  Decision made to complete Phase 4C at the Company's Moncton facility for increased production capacity to meet long-term forecasted demand and to also implement design improvements at the Moncton Campus that should result in higher quality flower and reduced production costs

MONCTON, NB, July 13, 2021 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (together, the "Company" or "Organigram"), a leading licensed producer of cannabis, announced its results for the third quarter ended May 31, 2021 ("Q3 2021").

"We are pleased with the growth in revenue in Q3 as we were better staffed to fulfill the demand for our revitalized product portfolio, which continues to resonate well with consumers," said Paolo De Luca, Chief Strategy Officer.  "The ongoing investment in our genetics and cultivation program has yielded some exciting new dried flower products with more genetics and derivative product launches planned for the near term.  Sales are trending higher to date in Q4 supported by a strong outlook for the industry as the number of cannabis retail stores continues to grow and existing stores are permitted to re-open their doors to customers."

1 January to June 2021 as well as November and December 2020

2 Based on the outstanding balance of $58.5 million at the time of repayment

Sales are trending higher to date in Q4 supported by a strong outlook for the industry as the number of cannabis retail stores continues to grow and existing stores are permitted to re-open their doors to customers.”

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q3 2021	Q3 2020	% Change
Gross revenue	29,105	22,241	31%
Excise taxes	(8,781)	(4,220)	108%
Net revenue	20,324	18,021	13%
Cost of sales	23,381	44,375	-47%
Gross margin before fair value changes to biological assets & inventories sold	(3,057)	(26,354)	88%
Fair value changes to biological assets & inventories sold	5,176	(23,862)	122%
Gross margin	2,119	(50,216)	104%
Adjusted gross margin*	(722)	4,114	-118%
Adjusted gross margin %*	-4%	23%	-27%
Selling (including marketing), general & administrative expenses**	13,559	10,258	32%
Adjusted EBITDA*	(10,182)	(2,138)	-376%
Net loss	(4,008)	(89,871)	96%
Net cash provided by (used in) operating activities	(10,754)	313	-3536%

* Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to the Company's Q3 2021 MD&A for definitions and a reconciliation to IFRS.

** Excluding non-cash share-based compensation.

Select Balance Sheet Metrics (in $000s)	2021-05-31	2020-08-31	% Change
Cash & short-term investments	196,446	74,728	163%
Biological assets & inventories	46,638	71,759	-35%
Other current assets	22,060	23,717	-7%
Accounts payable & accrued liabilities	19,276	17,486	10%
Current portion of long-term debt	80	11,595	-99%
Working capital	245,788	141,123	74%
Property, plant & equipment	247,698	247,420	0%
Long-term debt	247	103,671	-100%
Total assets	576,715	435,127	33%
Total liabilities	73,536	135,600	-46%
Shareholders' equity	503,179	299,527	68%

"On the expense front, we are encouraged by the progress we have made in reducing cultivation costs and capturing economies of scale as we ramp up cultivation," said Derrick West, Chief Financial Officer. "In combination with commercial strategic initiatives, we have also identified a number of additional cost efficiency opportunities focused on enhancing our gross margin profile.  We anticipate starting to see the benefits from these cost reductions during Q4 Fiscal 2021."

Key Financial Results for the Third Quarter Fiscal 2021

  Net revenue:
    Q3 2021 net revenue increased from Q3 2020 primarily due to higher adult-use recreational net revenue and higher wholesale revenue (from other licensed producers) in Q3 2021. Q3 2020 adult-use recreational net revenue was reduced by a provision for product returns and pricing adjustments of $3.0 million (net of excise) of which the majority was largely due to slow moving oil and certain flower products.
  Gross revenue:
    Q3 2021 gross revenue increased from Q3 2020 largely due to similar factors impacting net revenue described above.
  Cost of sales:
    Q3 2021 cost of sales decreased from Q3 2020 primarily due to almost $30.0 million in inventory write-offs and provisions as well as charges related to a reduced workforce due to COVID-19 which were all incurred in Q3 2020.
  Gross margin before fair value changes to biological assets, inventories sold, and other charges:
    Gross margin improved in Q3 2021 from Q3 2020 largely due to higher net revenue and lower cost of sales as described above.
  Gross margin:
    Q3 2021 gross margin increased to a positive result from negative Q3 2020 gross margin largely due to higher Q3 2021 gross margin before fair value changes to biological assets and inventories sold as described above, as well as net non-cash positive fair value changes to biological assets and inventories sold in Q3 2021 versus negative changes in Q3 2020.
  Adjusted gross margin3:
    Q3 2021 adjusted gross margin was negative compared to positive Q3 2020 gross margin primarily due to value offerings comprising a larger proportion of revenue in Q3 2021.
  Selling, general & administrative (SG&A) expenses:
    Q3 2021 SG&A increased from Q3 2020 largely due to increased staffing and office costs related to the establishment of the CoE as well as the EIC acquisition, higher cultivation related research and development costs as well as higher audit fees (in connection with the Company's regulatory requirement to obtain an integrated audit opinion for the first time for its Fiscal 2021 annual financial statements).

3 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company's Q3 2021 MD&A for definitions and a reconciliation to IFRS.

  Adjusted EBITDA4:
    Q3 2021 negative adjusted EBITDA increased from Q3 2020 largely due to lower adjusted gross margin in Q3 2021 as discussed above and due to certain higher general and administrative costs as described above.
  Net loss:
    Q3 2021 net loss improved from Q3 2020 net loss largely due to the higher gross margin in Q3 2021 described above and the impairment to property, plant and equipment recorded in Q3 2020.
  Net cash used in operating activities:
    Q3 2021 net cash used in operating activities compared to net cash provided by operating activities in Q3 2020 (despite higher gross margin in Q3 2021) largely due to the increase in working capital assets as the Company ramped up cultivation activities in Q3 2021.

Canadian Adult-Use Recreational Market

Rec 1.0 new launches

Higher margin Edison and Indi dried flower strains

  In late March 2021, Organigram launched the Edison Black Cherry Punch, I.C.C. and Slurricane strains in a package of three half-gram pre-rolls.

  In late April 2021, the Company announced the launch of another two new high potency Edison dried flower strains, GMO Cookies and MAC-1, with a THC range of 20-26% and available in 3.5g format or a package of three half-gram pre-rolls. Both strains feature a distinct phenotypic profile, flavour and aroma as a result of being grown in one of Organigram's strain specific micro-climates.

  Also, in late March, the Company introduced Indi, one of Canada's only cannabis brands dedicated exclusively to indica cultivars. Skyway Kush is the first strain in the Company's Indi portfolio and currently offers THC in the range of 20% to 23%.

  Subsequent to quarter-end in June 2021, Organigram introduced two new Indi dried flower strains available in 3.5g formats, Biscotti Gelato with a THC range of 20-26% and Gelato #33 with a THC range of 17-23%.

4 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company's Q3 2021 MD&A for definitions and a reconciliation to IFRS.

Value segment offerings

  In March 2021, the Company announced that it expanded the successful SHRED brand with the introduction of a Jar of Joints, a convenient jar of 14 half gram pre-rolls in SHRED's Tropic Thunder.
  In late May 2021, Organigram announced the launch of Big Bag o' Buds, indoor-grown, strain specific dried flower in a 28g value format.  The Big Bag o' Buds strains include existing cultivars, such as the Company's industry-leading Ultra Sour, Limelight, along with new cultivars and a rotation of one-time strain offers.  Big Bag o' Buds contain a minimum of 17% THC and one-time offer cultivar selection will include Grapefruit GG4, Original Glue, and Lemon Tree strains.

Rec 2.0 new launches

Vapes

  Subsequent to quarter-end in June 2021, Organigram launched Edison's popular Limelight cultivar, the country's top selling Ultra Sour, in a 1g Feather® 510 vape cartridges and 0.3g Feather® ready-to-use vape pens featuring a high THC potency range of 80-85%.

Research and Product Development

  The Company announced the CoE was officially launched at its Moncton facility.  The CoE has been established to focus on developing the next generation of cannabis products with an initial focus on CBD.  As Organigram and BAT ramp up plans for the CoE, a number of initial positions have been created, including innovation-focused roles such as scientists and product developers and over time, the employee count is expected to increase.  The CoE is governed and supervised by a steering committee consisting of an equal number of senior members from both companies.

  Both Organigram and BAT have access to certain of each other's intellectual property ("IP") and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE.

  Approximately $31 million of BAT's investment in the Company has been reserved for its portion of its funding obligations under a mutually agreed initial budget for the CoE and costs for the CoE will be funded equally by Organigram and BAT.

Outlook5

Net revenue

  Organigram currently expects Q4 2021 revenue to be higher than Q3 2021 largely due to: stronger forecasted market growth as COVID-19 restrictions lift (permitting cannabis retail stores to reopen to foot traffic) and the number of retail stores continues to grow; and the Company is better able to fulfill demand for its revitalized product portfolio with increased staffing.

  Revenues to date and purchase orders received from customers support the Company's expectation of revenue growth from Q3 2021 to Q4 2021; however actual results could vary from estimates from the date hereof until year-end.

  In addition, the Company expects to generate a new and incremental revenue stream from the first sales of soft chews expected in Q4 2021.

Adjusted gross margins

  The Company expects to begin to see a sequential improvement in adjusted gross margins in Q4 2021 largely due to lower product cultivation costs (from higher plant yields) and other economies of scale as it continues to ramp up cultivation and realizes the benefit of ongoing cost efficiency improvements including increased automation such as the new pre-roll machine which reduces the reliance on manual labour.

  The overall level of Q4 2021 adjusted gross margins versus Q3 2021 adjusted gross margins will also be dependent on other factors including, but not limited to, product category and brand sales mix.

  Although the sequential improvement to adjusted gross margins is anticipated to be marginal in Q4 2021, the Company has identified the following opportunities which it believes have the potential to further improve adjusted gross margins over time:

    The Company expects to gain further economies of scale and efficiencies as it continues to scale up cultivation.

    The Company is also planning changes to its growing and harvesting methodologies as well as design improvements at the Moncton Campus which are expected to result in higher quality flower and reduced production costs. The expenditures associated with this work (as well as the completion of Phase 4C) are anticipated to be incurred starting in Q4 2021 with completion targeted in Fiscal 2023.  See the "Liquidity and Capital Resources" section of this press release.

5 Without limiting the generality of risk factor disclosures referenced in the "Risk Factors" section of the Company's Q3 2021 MD&A, the expectations concerning revenue, adjusted gross margins and SG&A are based on the following general assumptions: consistency of revenue experience with indications of fourth quarter performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward-looking information except as required by applicable law. See cautionary statement in the "Introduction" section at the beginning of the Company's Q3 2021 MD&A.

  The recent launches of new higher margin dried flower cultivars under the Edison and Indi brands with more expected to come have the potential to positively impact gross margins over time as these products gain traction in the market and are expected to comprise a greater proportion of the Company's overall revenue.

  International sales have historically attracted higher margins and are anticipated to represent a greater proportion of the Company's revenues once the Company resumes shipments to Canndoc Ltd. (currently expected in Q1 2022 - see "International" section below).

  The Company continues to launch more multi-pack pre-rolls and 1g vape cartridges and these higher volume SKUs attract higher margins.

  The Company continues to invest in automation to drive cost efficiencies and reduce dependence on manual labour.

SG&A expenses

  Q4 2021 SG&A is expected to be higher than Q3 2021 largely due to more research and development work at the CoE and increased selling and marketing expenses as stores reopen to foot traffic and the retail network expands.

International

  In Q1 Fiscal 2021, the Israeli Ministry of Health amended its quality standards for imported medical cannabis. In early Q4 2021, the Company received the Good Agricultural Practice certification from Control Union Certifications under Control Union Medical Cannabis Standard (CUMCS).  Shipments to Canndoc Ltd. are expected to resume in Q1 2022 contingent upon the timing and receipt of regulatory approval from Health Canada, including obtaining an export permit.

Liquidity and Capital Resources

  On April 1, 2021, the Company repaid all outstanding balances (approximately $58.5 million) under its credit agreement with BMO and a syndicate of lenders, which will result in annual interest savings of $2.7 million (based on the outstanding balance at the time of repayment).

  Currently, the Company has $222 million in cash and short-term investments (including restricted funds).

  Organigram believes it has sufficient cash and short-term investments to support its current plans, including the budget of $38 million6 for the completion of Phase 4C and the Moncton Campus design improvements, and to also support the corresponding growth to its working capital assets and still maintain sufficient liquidity and financial flexibility.

6 The forward-looking estimate of costs is based on a number of material factors and assumptions.  Please see the cautionary statement in this press release and in the Company's Q3 2021 MD&A.

Capital Structure

in $000s	2021-05-31	2020-08-31
Current and long-term debt	327	115,266
Shareholders' equity	503,179	299,527
Total debt and shareholders' equity	503,506	414,793
in 000s
Outstanding common shares	298,645	194,511
Options	7,655	9,264
Warrants	16,951	-
Top-up rights	6,570	-
Restricted share units	1,192	912
Performance share units	481	120
Total fully-diluted shares	331,494	204,807

Outstanding basic and fully diluted share count as at July 11, 2011 is as follows:

in 000s	2021-07-11
Outstanding common shares	298,773
Options	7,842
Warrants	16,944
Top-up rights	6,611
Restricted share units	1,186
Performance share units	472
Total fully-diluted shares	331,828

Third Quarter Fiscal 2021 Conference Call

The Company will host a conference call to discuss its results with details as follows:

Date: July 13, 2021

Time: 8:00am Eastern Time

To register for the conference call, please use this link:

http://www.directeventreg.com/registration/event/7967758

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast: https://event.on24.com/wcc/r/3193534/E2AEBA0AF448A414915F1361BA7BC8F1

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin and adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company's operating results, underlying performance and prospects in a similar manner to the Company's management. As there are no standardized methods of calculating these non-IFRS measures, the Company's approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to the Company's Q3 2021 MD&A for definitions and, in the case of adjusted EBITDA, a reconciliation to IFRS amounts.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews and candy in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Indi, Bag o' Buds, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick with another manufacturing facility in Winnipeg, Manitoba.  The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "could", "would", "might", "expect", "intend", "estimate", "anticipate", "believe", "plan", "continue", "budget", "schedule" or "forecast" or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company's objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company's future performance, the Company's positioning to capture additional market share and sales, expected increase in SKUs, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding higher revenue, the Company's plans and objectives including around its credit facility, availability and sources of any future financing; expectations regarding the impact of COVID-19, availability of cost efficiency opportunities, the increase in the number of retail stores, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher market dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms including by EIC; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; resumption of shipments to Canndoc Ltd.; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company's future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company's current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the heightened uncertainty as a result of COVID-19 including any continued impact on production or operations, impact on demand for products, effect on third party suppliers, service providers or lenders; general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof, ability to meet regulatory criteria which may be subject to change, change in regulation including restrictions on sale of new product forms, changing listing practices, ability to manage costs, timing to receive any required testing results and certifications, results of final testing of new products, timing of new retail store openings being inconsistent with preliminary expectations, changes in governmental plans including related to methods of distribution and timing and launch of retail stores, timing and nature of sales and product returns, customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market, material weaknesses identified in the Company's internal controls over financial reporting, the completion of regulatory processes and registrations including for new products and forms, market demand and acceptance of new products and forms, unforeseen construction or delivery delays including of equipment and commissioning, increases to expected costs, competitive and industry conditions, customer buying patterns and crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time under the Company's issuer profile on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission ("SEC") and available on the SEC's Electronic Document Gathering and Retrieval System ("EDGAR") at www.sec.gov including the Company's most recent MD&A and AIF available from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Forward looking information is subject to risks and uncertainties that are addressed in "Risk Factors" section of the MD&A dated July 12, 2021 and there can be no assurance whatsoever that these events will occur.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice-President, Investor Relations
amy.schwalm@organigram.ca
416-704-9057

For Media enquiries, please contact:

Marlo Taylor
Gage Communications
mtaylor@gagecommunications.ca